UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

3 December 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Commerce Commission media release – UCLL
2.	Commerce Commission media release - UBA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 3 December 2012	By:	/s/ Laura Byrne
	Name:	Laura Byrne
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT 3 December 2012

COMMERCE COMMISSION MEDIA RELEASE – Commission announces small reduction in wholesale price for Chorus’ local copper lines

The Commerce Commission has today released the attached media statement in relation to its final decision on the wholesale price for access to Chorus’ unbundled copper local loop (UCLL).

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Contact:

For more information, please contact:

Andrew Pirie

Head of Communications

+64 (0) 27 555 0275

Mark Laing

General Manager Investor Relations & Capital Markets

+64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Media Release

Issued 3 December 2012

Release No. 46

Commission announces small reduction in wholesale price for Chorus’ local copper lines

The Commerce Commission has today released its final decision on the wholesale price for access to Chorus’ unbundled copper local loop (UCLL).

The new geographically averaged price is $23.52 per month per line and comes into effect on 1 December 2014. This change equates to a 3.85% reduction on the prices set in 2007, which geographically averaged is $24.46.

Updated urban and non-urban UCLL monthly rental prices of $19.08 and $35.20 respectively have also been set. The updated urban and non-urban prices come into effect immediately.

The UCLL price applies to the local copper lines between homes or businesses and an exchange. Retail telecommunications companies rent UCLL from Chorus to provide voice and broadband services to end users.

The Telecommunications Act requires that the UCLL price is set by international benchmarking, that is, by comparing and matching prices in New Zealand to countries likely to have similar costs to us.

“Due to the lack of countries that have similar networks to New Zealand and similar cost conventions, it has been a difficult process to establish relevant benchmarks. We have, however, now updated our benchmarks, and conclude that the relevant costs in New Zealand are likely to have dropped since 2007. But the effect of this drop has been largely offset by inflation,” said Dr Stephen Gale, Telecommunications Commissioner.

“That is why we have adopted a small decrease in the wholesale price relative to 2007.”

In May this year, the Commission released its draft decision which proposed a price drop of about 20% for the UCLL service. The draft decision reflected the Commission’s view at that time that the price for the UCLL service should be less than the network average, because the lines are shorter than the average. This view was generally shared by the industry and interested parties.

Following feedback, submissions and a conference in September on this topic, the Commission and most parties now agree that there is no clear evidence that the shorter lines cost less and that it is preferable that all UCLL lines be priced the same regardless of length. This is the approach the Commission has adopted in its final decision.

The change in the UCLL price flows through to the prices of the unbundled bitstream access (UBA) service (for broadband services), the unbundled copper low frequency (UCLF) service (for voice services), and the sub-loop service (SLU).

You can find the final UCLL decision on the Commission’s website:

www.comcom.govt.nz/re-benchmarking-prices-for-chorus-s-unbundled-copper-local-loop-service

Background

Unbundled copper local loop (UCLL) refers to the service that enables access to, and interconnection with, Chorus’s copper local loop network. It allows telecommunications companies to supply voice and broadband services to retail customers using their own equipment over Chorus’s local loop.

Unbundled bitstream access (UBA) is a service that allows telecommunications companies to supply broadband services to customers without the need to replicate Chorus’ electronics or software.

Unbundled copper low frequency (UCLF) service enables telecommunications companies to have access to the low frequency portion (the frequency band between 300 and 3400Hz) of the UCLL network. When telecommunications companies have this service they can supply voice services to retail customers without the need to replicate Chorus’ local loop.

The Commission’s Standard Terms Determination that regulates the price terms for the UCLL and UBA services and related documents can be found at: www.comcom.govt.nz/standard-terms-determinations

Media contact:	Allanah Kalafatelis, Communications Manager

Phone work (04) 924 3708, mobile 021 225 4417

Victoria Rogers, Senior Communications Adviser

Phone work (04) 924 3709, mobile 021 225 4454

Commission media releases can be viewed at www.comcom.govt.nz/media-releases

STOCK EXCHANGE ANNOUNCEMENT 3 December 2012

COMMERCE COMMISSION MEDIA RELEASE – Commission announces proposed wholesale price for broadband bitstream service

The Commerce Commission has today released the attached media statement in relation to its draft decision on a new cost-based price for Chorus’ unbundled bitstream access (UBA) service.

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Contact:

For more information, please contact:

Andrew Pirie

Head of Communications

+64 (0) 27 555 0275

Mark Laing

General Manager Investor Relations & Capital Markets

+64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Media Release

Issued 3 December 2012

Release No. 47

Commission announces proposed wholesale price for broadband bitstream service

The Commerce Commission has today released its draft decision on a new cost-based price for Chorus’ unbundled bitstream access (UBA) service.

The proposed full UBA price is $32.45 per month per line and will come into effect on 1 December 2014. Until then, the cost of UBA will remain at the current price of $44.98 for most lines.

The full UBA service enables retail telecommunications companies to supply broadband services to households and businesses without the need to replicate Chorus’ local copper lines, electronics and software.

The most significant part of the proposed full UBA price change is the reduction in the non-unbundled copper local loop (UCLL) component, which has reduced from $21.46 to $8.93 for the basic service. This is primarily because the Commission has been required to move from a ‘retail-minus’ approach to a cost-based approach following the passing of the Telecommunications (TSO, Broadband, and Other Matters) Amendment Act 2011.

In applying the new cost-based approach, the Commission is required by the Act to benchmark the likely costs in New Zealand by examining prices in countries that calculate the relevant electronics and software costs in a specified way. If not satisfied with the benchmarked costs, industry parties can request that the Commission calculates the costs itself.

“Even though benchmarking seems a simple idea, we only found two other countries—Denmark and Sweden—that price similar services in the right way at similar quality levels,” said Telecommunications Commissioner, Dr Stephen Gale. “We would have preferred a larger sample set but that does not appear to be available.”

“This draft will be subject to robust consultation with all parties. We plan to release our final benchmarked price for the UBA service in June 2013. At the end of this process, if industry parties consider that the benchmarking result is seriously out of line with costs in New Zealand, they can require that we model the costs directly,” said Dr Gale.

The Commission has also specified cost-based prices for higher quality UBA variants, with prices up to 21.3% more than the basic UBA. The higher quality UBA variants provide additional service guarantees to telecommunications companies which can be used to provide more advanced services. The Commission has also set new cost-based prices for connection and transfer services.

The Commission also announced today that the final updated UCLL price is $23.53 per month per line. The UCLL price is a component of the UBA price. The UCLL price applies to the local copper lines between homes or businesses and an exchange.

You can find the draft UBA decision on the Commission’s website

www.comcom.govt.nz/uba-benchmarking-review

You can also find the final UCLL decision on the Commission’s website

www.comcom.govt.nz/re-benchmarking-prices-for-chorus-s-unbundled-copper-local-loop-service

Background

Unbundled bitstream access (UBA) is a service that allows telecommunications companies to supply broadband services to customers without the need to replicate Chorus’ electronics or software.

UBA was previously priced using a retail-minus approach determined using Telecom’s retail broadband service plans. With the separation on 30 November 2011 of Telecom into Telecom, a retail service provider, and Chorus, a wholesale provider of the UBA service, retail-minus pricing was no longer appropriate.

Amendments introduced to the Telecommunications Act 2001 by the Telecommunications (TSO, Broadband, and Other Matters) Amendment Act 2011 froze the prices that apply to UBA through to 30 November 2014. The Amendment Act also required the Commission to calculate new, cost-based, prices for UBA to have effect at the end of the 3 year transition period.

Unbundled copper local loop (UCLL) refers to the service that enables access to, and interconnection with, Chorus’s copper local loop network. It allows telecommunications companies to supply voice and broadband services to retail customers using their own equipment over Chorus’s local loop.

Media contact:	Allanah Kalafatelis, Communications Manager
Phone work (04) 924 3708, mobile 021 225 4417

Victoria Rogers, Senior Communications Adviser
Phone work (04) 924 3709, mobile 021 225 4454

Commission media releases can be viewed at www.comcom.govt.nz/media-releases